UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 5

ROCKET FUEL INC.

(Name of Subject Company)

ROCKET FUEL INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

773111109

(CUSIP Number of Class of Securities)

E. Randolph Wootton III
Chief Executive Officer
Rocket Fuel Inc.
2000 Seaport Boulevard, Suite 400

Pacific Shores Center
Redwood City, CA 94063
(650) 595-1300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Martin W. Korman
Rachel B. Proffitt

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

(650) 493-9300

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 5, which is referred to as this “Amendment No. 5,” amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission, which is referred to as the “SEC,” on August 2, 2017 (which is referred to, together with the exhibits thereto and as amended or supplemented from time to time, as the “Schedule 14D-9”) by Rocket Fuel Inc., a Delaware corporation, which is referred to as “Rocket Fuel.” The Schedule 14D-9 relates to the tender offer, which is referred to as the “Offer,” by Sizmek Inc., a Delaware corporation, which is referred to as “Sizmek,” and by Fuel Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Sizmek, which is referred to as “Purchaser,” to purchase any and all of the outstanding shares of Rocket Fuel’s common stock, par value $0.001 per share, which is referred to as “Common Stock.” The tender offer is disclosed in the Tender Offer Statement on Schedule TO, which is referred to, as amended or supplemented from time to time, as the “Schedule TO,” filed by Sizmek and Purchaser with the SEC on August 2, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, which is referred to, as amended or supplemented from time to time, as the “Offer to Purchase,” and in the related Letter of Transmittal, which is referred to, as amended or supplemented from time to time, as the “Letter of Transmittal.” The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 5 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 5.

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is amended and supplemented as follows:

The following paragraph is added as a new section immediately prior to the section captioned “Cautionary Note Regarding Forward-Looking Statements”:

“Extension of the Offer

The Offer was scheduled to expire at 12:00 midnight, New York City time, at the end of August 29, 2017. On August 29, 2017, Purchaser unilaterally extended the expiration of the Offer until 12:00 midnight, New York City time, at the end of September 5, 2017, in order to confirm that all of the conditions to the Offer have been satisfied. Rocket Fuel had informed Purchaser that all of the conditions to the Offer were satisfied. Rocket Fuel reserves all of its rights in connection with the extension.

The depositary for the Offer has advised that as of 5:00 p.m., New York City time, on August 29, 2017, 32,182,634 shares of Common Stock were tendered pursuant to the Offer (not including shares tendered pursuant to notices of guaranteed delivery).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKET FUEL INC.

By:	/s/ E. Randolph Wootton III
Name: E. Randolph Wootton III
Title: Chief Executive Officer

Dated: August 30, 2017